United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):
November 10, 2005
Commission File Number 000-27663
SIFY LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Tidel Park, 2nd Floor
No. 4, Canal Bank Road, Taramani, Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20F ☑ Form
40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURE
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

     On November 10, 2005, Sify Limited (“Sify”) announced that Infinity Capital Ventures, LP (“Infinity Capital”) has acquired approximately 11.2 million Sify American Depositary Shares (“ADSs”) from Satyam Computer Services Limited (“Satyam”) for US $5.60 per share in cash. The total purchase price for the Satyam shares is approximately US $62.6 million. The sale of the Satyam shares has been completed and is not contingent on the proposed issuance of additional equity shares or ADSs described below.
     In a separate transaction also on November 10, 2005, Sify and Infinity Capital entered into a Subscription Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from Sify approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares will be approximately US $37.6 million. The closing of this transaction is expected to occur in late 2005 upon receipt of stockholder and regulatory approvals. A copy of the Subscription Agreement is attached hereto as Exhibit 99.1. Also on November 10, 2005, Sify, Infinity Capital and Raju Vagesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of Sify’s outstanding fully diluted equity. A copy of the Standstill Agreement is attached hereto as Exhibit 99.2. The summaries of the Subscription Agreement and the Standstill Agreement set forth above are qualified in their entirety by reference to the full text of the agreements attached as exhibits hereto.
     In connection with the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of Sify’s Board of Directors. Following completion of the pending issuance of additional equity shares or ADS to Infinity Capital, Sify will appoint a second nominee of Infinity Capital to its Board of Directors.
     Upon closing of the transactions, Infinity Capital will own approximately 40% of the fully diluted equity of Sify.
     A copy of Sify’s press release announcing the transaction is attached hereto as Exhibit 99.3.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2005
SIFY LIMITED

	By:	/s/ R. Ramaraj
	Name:	R. Ramaraj
	Title:	Chief Executive Officer and Managing Director

EXHIBIT INDEX

Exhibit
No.	Description
99.1	Subscription Agreement

99.2	Standstill Agreement

99.3	Press Release dated November 10, 2005